Exhibit 99.7

BCE Inc.

EXHIBIT TO 2022 SECOND QUARTER FINANCIAL STATEMENTS

EARNINGS COVERAGE

The following consolidated financial ratios are calculated for the twelve months ended June 30, 2022, give effect to the issuance and redemption of all long-term debt since July 1, 2021 as if these transactions occurred on July 1, 2021, and are based on unaudited financial information of BCE Inc.

June 30, 2022

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense and income tax:	4.3 times

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense, income tax and non-controlling interest:	4.4 times